FORM 6K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Commission File Number:     0-15276

For the month of:         May, 2004

CLEARLY CANADIAN BEVERAGE CORPORATION
(Translation of registrant’s name into English)

2489 Bellevue Avenue, West Vancouver, British Columbia. Canada V7V 1E1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 5th day of May, 2004.

CLEARLY CANADIAN BEVERAGE CORPORATION (Registrant)

By: (Signed) "Bruce E. Morley" Bruce E. Morley, Chief Legal Officer

FOR IMMEDIATE RELEASE

REFORMULATED CLEARLY CANADIAN DELIVERS HALF THE CARBS
AND HALF THE CALORIES. HOW REFRESHING.

VANCOUVER, B.C., MAY 5, 2004 – CLEARLY CANADIAN BEVERAGE CORPORATION (TSX: CLV; OTCBB: CCBC) is pleased to announce the launch of reformulated Clearly Canadian® sparkling flavoured water. Featuring half the carbohydrates and only 45 calories per 8 oz serving, all natural flavours and no preservatives, Clearly Canadian sparkling flavoured water has been reformulated to target healthier diet trends without sacrificing the same great taste experience that Clearly Canadian consumers have come to expect.

“We recognized the heightened demand in today’s marketplace for healthier food and beverage choices that provide a lower carbohydrate and calorie choice and still deliver on taste. To grow our business, we needed to respond. Remaining at the forefront of New Age beverage development, we have reformulated Clearly Canadian to meet the needs of contemporary consumers while staying true to the legacy of our great Clearly Canadian flavours,” said Douglas L. Mason, President and CEO of Clearly Canadian Beverage Corporation.

More in keeping with premium beverages, the new formulation is sweetened with a blend of sucralose (SPLENDA® Brand) and cane sugar, eliminating the use of high fructose corn syrup. New Clearly Canadian sparkling flavoured water is available in six natural flavours including, Blackberry, Cherry, Strawberry Melon, Peach, Raspberry Cream and Orange Pineapple.

The new formulation was initially launched in New York in April with Clearly Canadian’s newest distributor, Canada Dry Bottling Company of New York. The national roll-out of reformulated Clearly Canadian in the United States and Canada begins in May. As part of the launch, the Company has significantly increased the Clearly Canadian branding on its stylish packaging featuring vivid colours and abstract patterns. The new packaging will also clearly communicate to the consumer that the product is preservative free and contains all natural flavours.

The launch of reformulated Clearly Canadian will be supported by regional marketing activities, distribution drives, and point of sale materials strongly communicating the brand’s new “half the carbs, half the calories. same fabulous taste.” messaging. Additional consumer promotional activities in 2004 will include a national under-the-cap sweepstakes that will further reinforce the new formulation message.

About Clearly Canadian

Based in Vancouver, B.C., Clearly Canadian markets premium alternative beverages, including Clearly Canadian® sparkling flavoured water, Clearly Canadian O+2® oxygen enhanced water beverage and Tré Limone® which are distributed in the United States, Canada and various other countries. Additional information on Clearly Canadian may be obtained on the world wide web at www.clearly.ca.

Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as “expects”, “intends”, “anticipates”, “likely”, “believes” and words of similar import also identify forward-looking statements. Forward-looking statements are based on current expectations and analyses, including the Company’s analysis of its new product formulation and related marketing activities and its expectations regarding the effects of anticipated product formulation changes and related marketing programs, such as referred to in this news release, and the potential benefits of such efforts and activities on the Company’s results of operations in future periods. Actual results may differ materially from those currently anticipated due to a number of factors including, but not limited to, general economic conditions, changing beverage consumption trends of consumers, the Company’s ability to generate sufficient cash flows to support general operating activities and capital expansion plans, competition, pricing and availability of raw materials, the Company’s ability to maintain the current and future retail listings for its beverage products and to maintain favourable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company’s products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.

CLEARLY CANADIAN BEVERAGE CORPORATION

      (Signed) “Douglas L. Mason”
Douglas L. Mason, President and C.E.O.

For further information please contact:

Valerie Samson, Manager, Communications
E-mail: vsamson@clearly.ca
Clive Shallow, Manager, Shareholder Relations
E-mail: cshallow@clearly.ca
Telephone: 800/663-5658 (USA) or 800/663-0227 (Canada)

CLEARLY CANADIAN BEVERAGE CORPORATION is the registered holder of various trademarks, including CLEARLY CANADIAN®. CLEARLY CANADIAN BEVERAGE CORPORATION, and its wholly owned subsidiaries, produce, distribute and market CLEARLY CANADIAN®, CANADIAN O+2® and TRE LIMONE®.